Free Writing Prospectus
Filed pursuant to Rule 433
Registration No. 333-164983
March 15, 2010
     Redgate Media Group has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents Redgate Media Group has filed with the SEC for more complete information about Redgate Media Group and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents Redgate Media Group has filed for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Redgate Media Group, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-223-4132. You may also access Redgate Media Group’s most recent prospectus dated March 15, 2010 by visiting EDGAR on the SEC Web site at http://www.sec.gov/Archives/edgar/data/1483403/000095012310024516/h03633a2fv1za.htm.
     References to “we,” “us,” “our” and other terms that are used but not specifically defined in this free writing prospectus are used in the manner described in our Preliminary Prospectus dated February 19, 2010.
Increase in the Number of the ADSs Offered and Decrease in the Proposed Initial Public Offering Price Range
     The number of the ADSs offered in and outstanding immediately after this offering has increased from 3,750,000 ADSs to 5,500,000 ADSs (or from 4,312,500 ADSs to 6,325,000 ADSs if the underwriters exercise in full the over-allotment option to purchase up to an aggregate of 825,000 additional ADSs). As a result, our common shares outstanding immediately after this offering will increase from 25,043,534 shares to 28,725,943 shares (or from 26,168,534 shares to 30,375,943 if the underwriters exercise their over-allotment option in full). Upon completion of this offering, we will have outstanding ADSs representing approximately 38.3% of our common shares. References to the number of our outstanding common shares do not take into account the forfeited common shares previously owned by Lawdobo Limited, as trustee for the employee share option scheme.
     The proposed initial public offering price range for the ADSs has decreased from between $10.50 and $12.50 per ADS, as stated in our Preliminary Prospectus dated February 19, 2010, to between $6 and $8 per ADS.
Use of Proceeds

We estimate that the net proceeds to us from this offering, after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated expenses payable by us in connection with this offering, will be approximately $29.5 million, or approximately $34.9 million if the underwriters exercise their over-allotment option in full, based upon an assumed initial public offering price of $7 per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). A $1.00 increase (decrease) in the assumed initial public offering price of $7 per ADS would increase (decrease) the net proceeds to us from this offering by $5.1 million, (i) after deducting estimated underwriting discounts, the non-accountable expense allowance and commissions and estimated offering expenses payable by us and (ii) assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus. The non-accountable expense allowance of 1% of the gross proceeds of this offering will not be paid on any ADSs that the underwriters elect to purchase pursuant to the over-allotment option.

We currently intend to use these net proceeds in the following manner:

•	approximately $22.3 million to fund future earn-out payments and other consideration due in relation to our recent acquisitions; and

•	the balance to fund working capital and for other general corporate purposes, including acquisition of media resources, repayment of outstanding indebtedness and future acquisitions.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

To the extent that the net proceeds of this offering are not immediately applied for the above purposes, we intend to deposit the proceeds into interest-bearing bank accounts or invest the proceeds in short-term investment grade debt securities.
Liquidity Position
     Our management believes that the proceeds from this offering, together with our current cash and cash equivalents and cash flow from operations, will be sufficient to meet our anticipated cash needs to finance our operations within the next 12 months and the repayment of earn-out and other consideration for the recent acquisitions through 2013, assuming we pay earn-out consideration in our common shares to the full extent permitted under the acquisitions.
Summary Consolidated Balance Sheet Data

			As of September 30,
	As of December 31,			Pro Forma
	2007	2008	2009	as Adjusted(1)
	(In U.S. dollars)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$6,789,686	$8,925,707	$7,504,245	$44,217,087
Acquired intangible assets	196,762	3,532,829	2,387,293	2,387,293
Goodwill	380,007	15,867,619	15,705,577	15,705,577
Total assets	14,734,152	45,678,241	47,426,693	82,602,431
Total liabilities	3,546,725	27,831,149	29,633,212	28,022,162
Convertible preference shares	18,290,064	27,090,064	27,093,868	—
Non-controlling interests	—	3,668,854	3,893,472	3,893,472
Total shareholders’ equity/(deficit)	(7,102,637)	(9,242,972)	(9,300,387)	54,584,072

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $7 per ADS would increase (decrease) each of cash and cash equivalents, total assets and total shareholders’ equity/(deficit) by $5.1 million, after deducting the estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us and assuming no exercise of the over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.
Dilution

If you invest in our ADSs, your interest will be diluted to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per common share is substantially in excess of the book value per common share attributable to the existing shareholders for our presently outstanding common shares. Your interest could be further diluted, or adjusted dilution, to the extent we issue our common shares upon the exercise of our share options or to pay in lieu of cash any earn-out consideration in respect of our recent acquisitions that will be payable following the completion of this offering through 2013.

As of September 30, 2009, our net tangible book deficit was approximately $0.3 million, or $0.05 per common share outstanding at that date and $0.1 per ADS. Net tangible book value is determined by subtracting the value of our intangible assets and total liabilities from our total assets as of September 30, 2009. Our pro forma net tangible book value prior to this offering was $7.0 million, or $0.39 per common share, and $0.78 per ADS. Pro forma net tangible book value prior to this offering is determined by adjusting our net tangible book deficit as of September 30, 2009 to give pro forma effect to (i) our sale of Class G preference shares in a private placement in December 2009 and January 2010 and (ii) the conversion of (x) all outstanding preference shares (including those to be issued upon the conversion of the full principal amount repayable under the KCIC convertible note into our preference shares immediately prior to this offering and all the Class F preference shares) other than all the Class G preference shares previously issued to KCIC to secure the KCIC convertible note to be repurchased and cancelled by us immediately prior to this offering, (y) the 2004 shareholder loan and (z) an amount of $500,000, representing the first annual interest amount payable under the Uni-Asia convertible note, into common shares upon the completion of or immediately prior to this offering, respectively, or (i) and (ii) collectively, the pro forma adjustments. Dilution is determined by subtracting pro forma net tangible book value per common share after this offering from the assumed initial public offering price per common share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book deficit after September 30, 2009, other than to give effect to the pro forma adjustments and our sale of the 5,550,000 ADSs offered in this offering at the assumed initial public offering price of $7 per ADS, with estimated net proceeds of $29.5 million after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us, our pro forma net tangible book value as of September 30, 2009 would have been $36.5 million, or $1.27 per outstanding common share, including common shares underlying our outstanding ADSs, and $2.54 per ADS. This represents an immediate increase in net tangible book value of $0.88 per common share, or $1.76 per ADS, to existing shareholders and an immediate dilution in net tangible book value of $2.23 per common share, or $4.46 per ADS, to new investors in this offering.

The following table illustrates this per common share dilution:

Assumed initial public offering price per common share	$3.50
Net tangible book deficit per common share as of September 30, 2009	$0.05
Pro forma net tangible book value per share prior to this offering(1)	$0.39
Increase in net tangible book value per common share attributable to this offering	$0.88

Pro forma net tangible book value per common share after this offering	$1.27

Dilution in net tangible book value per common share to new investors in this offering	$2.23

Dilution in net tangible book value per ADS to new investors in this offering	$4.46

(1)	The pro forma adjustments occurred or will occur prior to the completion of this offering except for the conversion of the 2004 shareholder loan into our common shares, which will occur upon the completion of this offering.

Adjusted dilution is determined by adjusting dilution to give pro forma effect to the potential issuance of (i) an estimate of 8,552,504 common shares in respect of our recent acquisitions and (ii) up to 2,133,004 common shares underlying our outstanding share options. See “Recent Acquisition — Earn-Out and Other Consideration” for a discussion of the basis and assumptions of the earn-out share estimate.

Without taking into account any other changes in net tangible book value after September 30, 2009, other than to give effect to the pro forma adjustments and our sale of ADSs offered in this offering at the assumed initial public offering price of $7 per ADS, with estimated net proceeds of $29.5 million after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us, our adjusted pro forma net tangible book value as of September 30, 2009 would have been $36.5 million, or $0.93 per outstanding common share, including estimated earn-out shares and common shares underlying our outstanding ADSs and share options, and $1.86 per ADS. This represents immediate dilution in adjusted net tangible book value of $2.57 per common share, or $5.14 per ADS, to new investors in this offering.

The following table illustrates this per common share adjusted dilution:

Assumed initial public offering price per common share	$3.50
Adjusted pro forma net tangible book value per common share prior to this offering(1)	$0.25
Increase in adjusted net tangible book value per common share attributable to this offering	$0.68

Adjusted pro forma net tangible book value per common share after this offering	$0.93

Adjusted dilution in net tangible book value per common share to new investors in this offering	$2.57

Adjusted dilution in net tangible book value per ADS to new investors in this offering	$5.14

(1)	The pro forma adjustments occurred or will occur prior to the completion of this offering except for the conversion of the 2004 shareholder loan into our common shares, which will occur upon the completion of this offering.

The following table summarizes: (i) on a pro forma basis, the number of common shares purchased from us by the existing shareholders as of September 30, 2009 (assuming the pro forma adjustments had occurred as of that date), the total consideration paid to us and the average price per common share/ADS paid by the existing shareholders and by new investors purchasing common shares evidenced by ADSs in this offering at the assumed initial public offering price of $7 per ADS; and (ii) on an adjusted pro forma basis, the pro forma numbers and amounts set forth in (i) as adjusted to take into consideration (x) the estimated earn-out shares that may or are required to be issued to the selling shareholders of the acquired entities and the estimated amount of cash consideration otherwise payable to them, and (y) common shares issuable upon exercise of our outstanding share options and the exercise price to be paid:

									Average
	Common Shares Purchased				Total Consideration				Price per	Average
			Adjusted	Adjusted			Adjusted	Adjusted	Common	Price per
	Number	Percent	Number	Percent	Amount	Percent	Amount	Percent	Share	ADS

Existing shareholders	17,725,943	61.7%	17,725,943	45.0%	36,360,886	48.6%	$36,360,886	34.7%	$2.05	$4.10
New investors	11,000,000	38.3	11,000,000	27.9	38,500,000	51.4	38,500,000	36.7	3.50	7.00
Holders of share options	—	—	2,133,004	5.4	—	—	5,333	0.0	0.0025	0.005
Selling shareholders of acquired entities	—	—	8,552,504	21.7	—	—	29,933,764	28.6	3.50	7.00

Total	28,725,943	100.0%	39,441,451	100.0%	$74,860,886	100.0%	104,799,983	100.0%

If the underwriters exercise in full their over-allotment option: (i) our existing shareholders will own approximately 58.4% and our new investors will own approximately 41.6% of the total number of our common shares outstanding after this offering; and (ii) on an adjusted basis, our existing shareholders, the selling shareholders of the acquired entities, holders of share options and our new investors would own approximately 43.2%, 20.8%, 5.2% and 30.8%, respectively, of the adjusted total number of our common shares outstanding after this offering.

A $1.00 increase (decrease) in the assumed initial public offering price of $7 per ADS would increase (decrease) (i) our pro forma net tangible book value after giving effect to this offering by $5.1 million, the pro forma net tangible book value per common share and per ADS after giving effect to this offering by $0.18 per common share and $0.36 per ADS and the dilution in net tangible book value per common share and per ADS to new investors in this offering by $0.32 per common share and $0.64 per ADS and (ii) the adjusted pro forma net tangible book value by $5.1 million, the adjusted pro forma net tangible book value per common share and per ADS by $0.13 per common share and $0.26 per ADS and the adjusted dilution in net tangible book value per common share and per ADS to new investors in this offering by $0.37 per common share and $0.74 per ADS, in each case, assuming no exercise of the underwriters’ over-allotment option and no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.
Capitalization

The following table sets forth our capitalization as of September 30, 2009:

•	on an actual basis;

•	on a pro forma basis, to reflect the conversion of (i) all outstanding preference shares into our common shares other than Class F and Class G preference shares and (ii) the 2004 shareholder loan and an amount of $500,000, representing the first annual interest amount payable under the Uni-Asia convertible note, into our common shares; and

•	on a pro forma as adjusted basis, to reflect (i) the conversion of all Class F and Class G preference shares (including those to be issued upon the conversion of the full principal amount repayable under the KCIC convertible note into our preference shares) into our common shares and (ii) this offering, assuming an initial public offering price of $7 per ADS, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us.

You should read this table together with our consolidated financial statements, including the related notes, appearing elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The information in the following table does not include the common shares issuable upon exercise of any options outstanding as of September 30, 2009.

	As of September 30, 2009
			Pro Forma
	Actual	Pro Forma	as Adjusted
	(In U.S. dollars)

Shareholder loan	$1,549,964	$—	$—

Convertible preference shares ($0.0025 par value; 10,727,920 multiple classes of shares authorized, 10,048,467 issued and outstanding (aggregate liquidation value of $37,090,064, no shares issued and outstanding on a pro forma basis and no shares issued and outstanding on a pro forma as adjusted basis)	27,093,868	—	—

Shareholders’ (deficit)/equity:
Common shares ($0.0025 par value; 368,219,600 shares authorized and 5,641,694 shares issued and outstanding, 14,736,593 shares issued and outstanding on a pro forma basis and 28,725,943 shares issued and outstanding on a pro forma as adjusted basis)	14,104	36,841	71,814
Additional paid-in capital	2,037,721	31,158,816	67,840,488
Statutory reserves	135,582	135,582	135,582
Accumulated deficit	(17,015,200)	(18,991,218)	(18,991,218)
Accumulated other comprehensive income	1,633,934	1,633,934	1,633,934
Non-controlling interests	3,893,472	3,893,472	3,893,472

Total shareholders’ (deficit)/equity(1)	(9,300,387)	17,867,427	54,584,072

Total capitalization(1)	$19,343,445	$17,867,427	$54,584,072

(1)	A $1.00 increase (decrease) in the assumed initial public offering price of $7 per ADS would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $5.1 million, after deducting estimated underwriting discounts and commissions, the non-accountable expense allowance and estimated offering expenses payable by us and assuming no exercise of the underwriters’ over-allotment option and no other change to the number of ADSs offered by us as set forth on the cover page of this prospectus.

Recent Acquisitions

     We have built our business largely through a series of acquisitions. Set forth below is a summary of our acquisitions since October 2007.

			Remaining
			Consideration
		Consideration	to be Paid		Percent of
		Already	(Excluding		Equity	Consideration
	Percent of	Paid as of	Call Option/		Interest	Required for
	Equity	February 28,	Purchase		Subject	Exercising
	Interest	2010(1)	Obligation)(2)		to Call	Call Option/
	Acquired	(in Millions	(in Millions		Option/	Satisfying
	or to be	of RMB or $,	of RMB or $,	Status of	Purchase	Purchase
Entity	Acquired	as Indicated)	as Indicated)	Completion	Obligation	Obligation

Broadcast Network and Internet and Interactive Services
Dianguang	100%	RMB6.8 plus $3.0	$13.7 (3)	Completed on July 21, 2008	N/A	N/A
Yarun	100%	nil	$21.9 (3)	Pending(4)	N/A	N/A
WinClick	100%	nil	RMB1.0 plus $9.7 (3)	Pending(5)	N/A	N/A
Breeze	100%	RMB0.5 plus $2.4	$0.2	Completed on October 30, 2007	N/A	N/A
Outdoor Advertising Network
Yanhuang	51%	RMB51.4	RMB10.6	Completed on September 25, 2008	49%(6)	$15.2 (3)
Hongmen	60%	RMB23.5	RMB1.6	Completed on May 15, 2008	40% (7)	RMB1.6 plus $0.3
FLOG	10.71%	RMB5.0	nil	Completed on January 29, 2008	89.29% (8)	N/A
Public Relations and Event Marketing
Alliance Online	100%	RMB0.6 plus $0.1	$0.6 (3)	Completed on February 15, 2008	N/A	N/A

(1)	Includes initial consideration and paid earn-out and other consideration. Initial consideration is typically required to be paid in cash.

(2)	We have the discretion to pay certain remaining consideration in our common shares or cash. See “Recent Acquisitions.”

(3)	This represents the aggregate amount of remaining consideration currently estimated to be paid over a multi-year post-closing period and is payable by installments. See “— Earn-Out and Other Consideration” for the basis and assumptions of such estimate.

(4)	We expect to complete the acquisition of 100% equity interest in Yarun following this offering.

(5)	We expect to complete the acquisition of 100% equity interest in WinClick following this offering.

(6)	We have agreed to purchase the remaining 49% equity interest in Yanhuang, subject to the satisfaction of certain conditions. We expect to complete this purchase following this offering.

(7)	We have agreed to purchase the remaining 40% equity interest in Hongmen, subject to the satisfaction of certain conditions. We expect to complete this purchase following this offering.

(8)	We have a call option to purchase the remaining 89.29% equity interest in FLOG. We do not currently intend to exercise this call option.
     Yarun
     Our management estimated the three tranches of earn-out payments in respect of Yarun payable in 2011, 2012, 2013 to be $8.2 million, $8.8 million and $4.9 million, respectively.
Earn-Out and Other Consideration
     Based on our estimate of the net profits of Breeze, Dianguang, Alliance Online, Yanhuang, Yarun and WinClick in 2009, 2010, 2011 and/or 2012, and where needed, assuming all the numerical multiples that are not ascertainable as of the date of this prospectus to be six, seven, nine or ten, as the case may be, our management estimated that the aggregate earn-out consideration payable in 2010, 2011, 2012 and 2013 would be $14.2 million, $25.4 million, $10.8 million and $4.9 million, respectively. We have the option or are required to pay an estimate of $29.9 million out of the total estimated earn-out consideration in our common shares in lieu of cash. Our management estimated the total number of earn-out shares to be issued to be 8,552,504, including the estimated common shares to be issued in the second and third tranches of the earn-out payment to the WinClick shareholders of 202,707 and 143,139, respectively, assuming the average trading price of our shares during specified times after this offering is $7 per ADS, the midpoint of the estimated range of our initial public offering price, and amount of the remaining consideration to be paid in cash to be $25.5 million.
Principal Shareholders
     The following table sets forth information with respect to the beneficial ownership, as determined in accordance with Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our common shares, as of the date of this prospectus, assuming the conversion of all our preference shares into common shares immediately prior to the closing of this offering and as adjusted to reflect the sale of the ADS offered in this offering if the underwriters’ over-allotment option is not exercised, for:

•	each person known to us to own beneficially more than 5% of our common shares; and

•	each of our directors and executive officers.

     The number of common shares outstanding in calculating the percentages for each listed person includes the common shares underlying share options held by such person. The percentage of beneficial ownership of each listed person prior to this offering is based on 18,384,595 common shares outstanding immediately prior to the completion of this offering, including common shares issuable upon conversion of (i) our outstanding preference shares (including those to be issued upon the conversion of the full amount repayable under the KCIC convertible note into our preference shares immediately prior to this offering) other than the 855,832 Class G preference shares to be repurchased and cancelled by us immediately prior to this offering and (ii) an amount of $500,000, representing the first annual interest amount payable under the Uni-Asia convertible note, as well as common shares underlying share options exercisable by such person within 60 days of the date of this prospectus. The percentage of beneficial ownership of each listed person after this offering is based on 28,725,943 common shares outstanding immediately after the completion of this offering and the common shares underlying share options exercisable by such person within 60 days after the date of this prospectus (including common shares issuable upon the conversion of the 2004 shareholder loan at the conversion price equal to 95% of the per share price of this offering upon the completion of this offering). Unless otherwise indicated, the address for each person listed below is: c/o 8th Floor, CITIC Building, Tower B, 19 Jianguomenwai Street, Chaoyang District, Beijing 100004, People’s Republic of China. To our knowledge, except as indicated in the footnotes to the following table, the persons named in the table have sole voting and investment power with respect to all common shares beneficially owned by them.

	Common		Common
	Shares Beneficially Owned		Shares Beneficially Owned
	Prior to this Offering		after this Offering
	Number	Percent	Number	Percent

Directors and Executive Officers
Peter B. Brack(1)	2,054,520	11.2%	2,060,535	7.2%
Ying Zhu(2)	1,272,981	6.9	1,272,981	4.4
Robert W.H.S. Yung(3)	*	*	*	*
Qingchun Wang(4)	*	*	*	*
Thomas H.K. Mak(5)	*	*	*	*
Xiaoming Tang(6)	*	*	*	*
Fan Yang(7)	*	*	*	*
Yiping Zhang(8)	*	*	*	*
M. Ian G. Gilchrist	—	—	—	—
Directors and executive officers as a group	4,145,008	22.5	4,151,023	14.5
Other Principal Shareholders
Swan Street Partners, LLP(9)	2,648,728	14.4	2,889,330	10.1
Uni-Asia Limited(10)	2,439,078	13.3	2,439,078	8.5
AsiaStar IT Fund, L.P.(11)	2,215,801	12.1	2,215,801	7.7
Yin Yee Jenny Shing(12)	1,415,173	7.7	1,418,181	4.9
Paul Pheby(13)	775,418	4.2%	835,568	2.9

*	Upon exercise of all share options exercisable within 60 days of the date of this prospectus, would beneficially own less than 1% of our common shares.

(1)	Represents 1,891,480 common shares held by Mr. Brack, 5,540 common shares issuable upon conversion of 5,540 Class C preference shares held by Mr. Brack and 157,516 common shares issuable upon exercise of options held by Mr. Brack that will vest upon this offering. In addition, it is estimated that Mr. Brack will receive 6,015 common shares upon the conversion of his share of the 2004 shareholder loan into our common shares at the conversion price equal to 95% of the per share price of this offering upon the completion of this offering, assuming an initial offering price of $7 per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). Mr. Brack transferred 320,000 common shares on December 30, 2009 to a third party.

(2)	Represents 1,171,480 common shares held by Ms. Zhu, 3,693 common shares issuable upon conversion of 3,693 Class C preference shares held by Ms. Zhu and 97,808 common shares issuable upon exercise of options held by Ms. Zhu that will vest upon this offering. Ms. Zhu transferred an aggregate of 240,000 common shares on December 30, 2009 to two family members of Ms. Zhu.

(3)	Represents common shares issuable upon exercise of options held by Mr. Yung that will vest upon this offering.

(4)	Represents common shares issuable upon exercise of options held by Mr. Wang.

(5)	Represents common shares issuable upon exercise of options held by Mr. Mak.

(6)	Represents common shares issuable upon exercise of options held by Mr. Tang.

(7)	Represents common shares issuable upon exercise of options held by Mr. Yang.

(8)	Represents common shares issuable upon exercise of options held by Ms. Zhang.

(9)	Represents common shares issuable upon conversion of 2,000,000 Class B preference shares, 539,178 Class C preference shares and 109,550 Class E preference shares held by Swan Street Partners, LLP, a limited liability partnership organized in the State of Delaware. It is estimated that Swan Street Partners, LLP will receive 240,602 common shares upon the conversion of its share of the 2004 shareholder loan into our common shares at the conversion price equal to 95% of the per share price of this offering upon the completion of this offering, assuming an initial offering price of $7 per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). Swan Street Partners, LLP is controlled by its general partner, Rotterdam Partners Trust, a trust formed in the State of Delaware. Rotterdam Partners Trust is controlled by Todd Zwaanstra, the trustee of that trust and the sole member of its Investment Committee and Distribution Committee. The address of the principal business office for each of Swan Street Partners, LLP, Rotterdam Partners Trust and Mr. Zwaanstra is 452 NE Lincoln St., Hillsboro, Oregon 97124, USA. Swan Street Partners, LLP was formerly known as Mercurius Partners, LLP.

(10)	Represents common shares issuable upon conversion of 760,811 Class D preference shares, 54,775 Class E preference shares, and 1,521,606 Class F preference shares held by Uni-Asia, and 101,885 common shares issuable upon the conversion of the full interest amount due under the Uni-Asia convertible note. The Class F preference shares were issued to Uni-Aisia as collateral to secure the certain line of credit extended by Uni-Asia under the Uni-Asia convertible note. Uni-Asia paid the entire purchase price by a combination of (i) a cash payment of $3,804.01 and (ii) the commitment to extend the line of credit. Furthermore, such Class F preference shares are subject to our certain repurchase rights. See “Related Party Transactions — Promissory Note and Class F Preference Shares Issued to Uni-Asia.” Uni-Asia, a limited liability company organized in the British Virgin Islands, is owned and controlled by Mr. Fawzi Musaad Al-Saleh and has the following address: c/o Massaleh Investments, P.O. Box 719, Safat, Kuwait 13008, Chamber of Commerce Building, 3rd Floor.

(11)	Represents common shares issuable upon conversion of 2,215,801 Class C preference shares held by AsiaStar IT Fund, L.P. AsiaStar IT Fund, L.P. is an exempted limited partnership organized in the Cayman Islands and has the following address: c/o Sycamore Ventures, 6 Battery Road, #39-02, Singapore 049909. The general partner of AsiaStar IT Fund L.P. is AsiaStar Partners, L.P., an exempted limited partnership organized in the Cayman Islands, owned and controlled by John Whitman, Peter Gerry and Kilin To. AsiaStar Partners, L.P. has the following address: One Capital Place, P.O. Box 847, George Town, Grand Cayman, Cayman Islands, British West Indies.

(12)	Represents 1,411,480 common shares held by Ms. Shing and 3,693 common shares issuable upon conversion of 3,693 Class C preference shares held by Ms. Shing. It is estimated that Ms. Shing will receive 3,008 common shares upon the conversion of her share of the 2004 shareholder loan into our common shares at the conversion price equal to 95% of the per share price of this offering upon the completion of this offering, assuming an initial offering price of $7 per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus). Ms. Shing is the wife of Robert W.H.S. Yung, an officer of our company. Those common and preference shares were originally held by Mr. Yung and transferred to Ms. Shing in 2008.

(13)	Represents common shares issuable upon conversion of 600,000 Class A preference shares and 175,418 Class C preference shares held by Paul Pheby. Mr. Pheby’s business address is Suite 2703, The Centrium, 60 Wyndham Street, Central, Hong Kong. It is estimated that Mr. Pheby will receive 60,150 common shares upon the conversion of his share of the 2004 shareholder loan into our common shares at the conversion price equal to 95% of the per share price of this offering upon the completion of this offering, assuming an initial offering price of $7 per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus).

     In February 2010, we executed a 40-for-1 share split of our common shares and each class of our preference shares.

     None of our existing shareholders has voting rights that will differ from the voting rights of other shareholders after the completion of this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

     As of February 28, 2010, 22.0% of our outstanding shares were held by 10 record holders in the United States.
Share Options

     Assuming full exercise of all our share options outstanding as of February 28, 2010 and assuming no exercise of the underwriters’ over-allotment option, such 2,133,004 common shares will represent approximately 6.9% of our issued share capital immediately following the completion of this offering. Furthermore, we may issue additional share options in the future to our employees under our founders share option scheme or 2010 Stock Option Plan. For a description of these schemes, see “Management — Share Option Schemes.”
Share-Based Compensation

     The estimated fair value of our common shares as of the respective grant dates was determined based on valuations performed by our management with the assistance of American Appraisal. Specifically, the estimated per share fair value of our common shares as of (i) January 2, 2004, (ii) September 14, 2004, (iii) December 6, 2005, (iv) December 31, 2006, (v) October 23, 2007, (vi) March 18, 2008, (vii) March 24, 2008, (viii) March 30, 2009, (ix) November 25, 2009 and (x) December 31, 2009 was $1.93, $1.68, $0.97, $0.09, $1.59, $1.45, $1.45, $0.58, $4.36 and $4.08, respectively. The number of options granted on March 18, 2008, March 24, 2008 and March 30, 2009 were 26,400, 21,600 and 5,600, respectively, and their intrinsic value for respective grant dates was zero. The aggregate number of options modified and granted on December 31, 2009 was 2,133,004 and the intrinsic value based on estimated common share price as of December 31, 2009 was approximately $8.7 million. For grants between January 2, 2004 and March 24, 2008, valuations were performed retrospectively. For the grants on March 30, 2009, November 25, 2009 and December 31, 2009, valuations were performed contemporaneously.

     Valuations of Equity as of November 25, 2009 and December 31, 2009

     We issued and sold a certain number of our Class G preference shares during November 24, 2009 and January 13, 2010 at the same price of $4.91 per share, and a valuation was performed as of November 25, 2009. As we believe that there was no material change in our operations between November 25, 2009 and the date of this offering that would materially impact the fair value of our total equity value, we have determined the fair value of our common shares as of December 31, 2009 based on the time proportion value, calculated using (i) the common share value as of November 25, 2009 based on the valuation performed as of that date and as of the date of this prospectus based on the midpoint of the estimated price range of this offering, respectively, and (ii) the number of days between November 25, 2009 and December 31, 2009 and between December 31, 2009 and the date of this prospectus, respectively.
2004 Shareholder Loan
     Based on an assumed initial public offering price of $7 per ADS (the midpoint of the estimated initial public offering price range set forth on the cover page of the prospectus dated March 15, 2010), the 2004 shareholder loan will be converted into 466,155 common shares of our company.
Representatives’ Warrant
     Assuming the underwriters exercise the over-allotment option in full, the warrants we have agreed to issue to Brean Murray, Carret & Co. LLC and I-Bankers Securities, Inc., as representatives of the underwriters, will be exercisable to purchase 632,500 common shares.